                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                                THE 3DO COMPANY
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   88553W105
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                                 (CUSIP Number)


 JAMES ALAN COOK, THE 3DO COMPANY, 600 GALVESTON DRIVE, REDWOOD CITY, CA 94063
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                AUGUST 31, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 88553W105                                           PAGE 2 OF 5 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WILLIAM M. HAWKINS III
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    UNITED STATES
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           5,136,903
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    5,136,903
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,136,903
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%
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14   TYPE OF REPORTING PERSON*

     INDIVIDUAL
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.  Common Stock

         The 3DO Company, 600 Galveston Drive, Redwood City, CA 94063




Item 2.  Identity and Background.

                  (a)      William M. Hawkins III

                  (b)      The 3DO Company, 600 Galveston Drive, Redwood City,
                           CA 94063

                  (c)      Chief Executive Officer, The 3DO Company

                  (d)      No convictions

                  (e)      Not a party

                  (f)      U.S. Citizen

Item 3.  Source and Amount of Funds or Other Consideration.

            Personal Funds

Item 4.  Purpose of Transaction.

            Increase Personal Holdings of 3DO Stock

                                                               Page 4 of 5 Pages






Item 5.  Interest in Securities of the Issuer.

                  (a)  Not applicable.

                  (b)  Not applicable.

                  (c)  Not applicable.

                  (d)  Not applicable.

                  (e)  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Materials to be Filed as Exhibits.

                  Not applicable.

                                                               Page 5 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  August 31, 1998                           /s/ JAMES ALAN COOK
                                                  ------------------------------
                                                  James Alan Cook
                                                  Executive Vice President and
                                                  General Counsel